United States
                           Securities and Exchange Commission
                                 Washington, D.C. 20549


                                      SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 8)


                             The Charles Schwab Corporation
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                             (Title of Class of Securities)

                                      808513-10-5
                                     (CUSIP Number)

                         Pamela E. Herlich, Assistant Secretary
                             The Charles Schwab Corporation
                                 101 Montgomery Street
                                San Francisco, CA 94104
                                      415/627-7533

                         (Name, Address and Telephone Number of
                              Person Authorized to Receive
                              Notices and Communications)

                                     July 24, 1995
                (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ].
             808513-10-5              Schedule 13D       Page 2 of 6 pages



             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Charles R. Schwab
                  ###-##-####

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  a [ ]
                                                                    b [ ]
             3    SEC USE ONLY

             4    SOURCE OF FUNDS

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED TO ITEMS 2(d) OR 2(e)                   [ ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

                                 7    SOLE VOTING POWER

             NUMBER OF SHARES         2,758,444
             BENEFICIALLY
             OWNED BY EACH       8    SHARED VOTING POWER
             REPORTING
             PERSON WITH              15,994,855

                                 9    SOLE DISPOSITIVE POWER

                                      2,758,444

                                 10   SHARED DISPOSITIVE POWER

                                      15,994,855

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  18,753,299

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                      [ ]

             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.7%

             14   TYPE OF REPORTING PERSON
                  IN
             808513-10-5              Schedule 13D       Page 3 of 6 pages



             Item 1.   Security and Issuer

             Security:      Common Stock ($.01 par value)

             Issuer:        The Charles Schwab Corporation
                            101 Montgomery Street
                            San Francisco, CA 94104

             Item 2.   Identity and Background

             a)   Charles R. Schwab

             b)   The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             c)   Chairman, Chief Executive Officer and Director,
                  The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             d)   Inapplicable

             e)   Inapplicable

             f)   United States of America

             Item 3.   Source and Amount of Funds

                  Inapplicable.

             Item 4.   Purpose of Transaction

                  The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

             Item 5.   Interest in Securities of Issuer

             a) 18,753,299 shares of Common Stock (including 379,686 shares which may be acquired within sixty days upon exercise of options) representing 21.7% of the Common Stock outstanding.

             b)   The 18,753,299 shares of Common Stock referred to in
                  Item 5(a) above consist of (i) 2,758,444 shares of
                  Common Stock as to which Mr. Schwab has sole voting and dispositive power (including 120,774 shares held by the Trustee of the Charles Schwab Profit Sharing and
                  Employee Stock Ownership Plan and allocated to
                  Mr. Schwab's individual ESOP account; 336 shares held by Mr. Schwab as custodian for his children; and 2,024
             808513-10-5              Schedule 13D       Page 4 of 6 pages



                  shares held by Mr. Schwab as trustee of the Schwab Inter-Vivos Trust as to which he disclaims beneficial ownership); and (ii) 15,994,855 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 771,199 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 2,250,000 shares held by Mr. and Mrs. Schwab as trustees of The Charles and Helen Schwab Living Trust; 345,000 shares held by The Charles and Helen Schwab Family Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 11,646,872 shares held by Mr. and Mrs. Schwab as community property; 371,402 shares held by Mr. and Mrs. Schwab as joint tenants; and 610,382 shares held by Mrs. Schwab).

             c) The following transactions in Common Stock were effected by Mr. Schwab in the sixty days prior to the filing of this Amendment No. 8:

     Date of        # of Shares      Nature of       Price Per   Where and
     Transaction    of Common Stock  Transaction     Per Share   How Effected

     6/29/95            48,000       Disposition      N/A        Gift
     7/6/95             27,000       Disposition      N/A        Gift
     7/24/95            95,100       Sale             $44.06     Open Market
     7/25/95             4,900       Sale             $44.41     Open Market
     7/25/95            52,685       Sale             $42.236    Open Market
     7/25/95           106,115       Sale             $44.41     Open Market
     7/26/95            41,200       Sale             $45.24     Open Market

             d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab
             Foundation and The Charles and Helen Schwab Family
             Foundation, as noted in Item 5(b) above.

             e)   Inapplicable.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to the Securities of the Issuer

             1.   Registration Rights and Stock Restriction Agreement,
                  dated as of March 31, 1987 between Charles Schwab and
                  CL Acquisition Corporation requires that share transfers
             808513-10-5              Schedule 13D       Page 5 of 6 pages



                  be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

             2. Secured Advised Line of Credit, dated January 24, 1991, by Charles R. Schwab and Helen O. Schwab in the amount of $500,000, secured (as of July 28, 1995) by 32,760 shares of Common Stock. As of the date of this Amendment No. 8, the facility has not been used.

             3. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab in the currently outstanding principal amount of $500,000 secured (as of July 28, 1995) by 32,760 shares of Common Stock.

             4. Non-Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab
                  Corporation and Charles R. Schwab pursuant to the 1992 Stock Incentive Plan.

             5. Secured Demand Promissory Note, dated December 8, 1992, by Charles R. Schwab, in the currently outstanding principal amount of $2,000,000 secured (as of July 28, 1995) by 131,040 shares of Common Stock.

             6. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust (the "Living Trust"), transferred 2,250,000 shares of Common Stock into the Living Trust. (This number has been adjusted for all splits that occurred before July 24, 1995.) Section 8.2.1 of the Living Trust provides that if neither Mr. nor Mrs. Schwab is serving as trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation).

             2. Secured Advised Line of Credit, dated January 24, 1991, between Charles R. Schwab and Helen O. Schwab and Morgan Guaranty Trust Company of New York.

             3. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab.*
             808513-10-5              Schedule 13D       Page 6 of 6 pages



             4. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.**

             5. Secured Demand Promissory Note, dated December 8, 1992, by Charles R. Schwab.**

             6.   Section 8.2.1 of The Charles and Helen Schwab Living
                  Trust.**


             * Incorporated by reference to Exhibit 5 to Amendment No. 4 to Mr. Schwab's Schedule 13D dated February 18, 1992.
             ** Incorporated by reference to Exhibits 4, 5 and 7, respectively, to Amendment No. 5 to Mr. Schwab's
                  Schedule 13D dated May 6, 1993.

                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.


             Date:  July 31, 1995


             /s/  Charles R. Schwab
             ______________________
                  Charles R. Schwab